Filed pursuant to Rule 433
Registration Statement No. 333-210782
Issuer Free Writing Prospectus dated December 23, 2016
Relating to Prospectus supplement dated December 23, 2016

Energy Fuels Announces Improved Project Economics for its 100%-
Owned Roca Honda Project; Reestablishes ATM Program

Lakewood, Colorado – December 23, 2016

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”), a leading producer of uranium in the United States, is pleased toannounce that today the Company expects to file an updated Preliminary Economic Assessment (the “PEA”), which has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for its 100%-owned Roca Honda Project (“Roca Honda”). All references to dollars in this press release are references to US dollars.

Roca Honda is one of the largest and highest grade uranium projects in the U.S. It is located in northwest New Mexico, adjacent to the Mount Taylor Mine, which is a large, developed, high-grade uranium mine held by a wholly-owned subsidiary of San Diego-based General Atomics. The Company is currently in the process of permitting Roca Honda, so that it can be ready for development in improved market conditions. Due to Roca Honda’s proximity to the Company’s 100%-owned White Mesa Mill, the uranium to be mined at the project is expected to be trucked to the Company’s mill to be processed and concentrated into finished uranium product that will be sold into the global nuclear energy market. The White Mesa Mill is the only fully-licensed and operating conventional uranium mill in the U.S. today.

The new PEA primarily reflects an update to Roca Honda’s ownership status based on: (i) the Company’s acquisition of 4,580-acres of adjacent properties in August of 2015, and (ii) the Company’s acquisition of the 40% ownership interest of the Company’s former joint venture partner in May of 2016, thereby increasing the Company’s ownership in the Project to 100%.

The PEA is entitled “Technical Report on the Roca Honda Project, McKinley County, State of New Mexico, USA” and is dated October 27, 2016. The qualified persons who authored the Technical Report are Stuart E. Collins, P.E., Robert L. Michaud, P.Eng., Mark B. Mathisen, C.P.G., each of Roscoe Postle Associates Inc., and Harold R. Roberts, P.E., Executive VP of the Company. The Technical Report will be filed on SEDAR and will be available under the Company’s profile at www.sedar.com.

In comparing the new PEA with the previous one dated February 27, 2015, the project economics have improved, including estimated operating costs dropping by 11% to $33.27 per pound of uranium. The PEA also demonstrates that Roca Honda is expected to have a 9-year production life with an average annual production rate of 2.6 million pounds of uranium per year. The first year of production is expected to total 1.4 million pounds of uranium, followed by an average rate of production of 2.8 million pounds of uranium per year thereafter. Life-of-mine capital costs (including upfront capital, sustaining capital, and closure & reclamation) are expected to total $13.88 per pound of uranium.

The mineral resource estimate for the project is unchanged from the previous February 27, 2015 report, including 1.51 million tons of Measured and Indicated Mineral Resources with an average grade of 0.48% eU3O8 containing 14.6 million pounds of uranium. Roca Honda is also estimated to contain 1.20 million tons of Inferred Mineral Resources with an average grade of 0.47% eU3O8 containing 11.2 million pounds of uranium.

As previously disclosed in the Company’s May 28, 2015 news release, there is an existing, partially-sunk mine shaft located on the project which was constructed by Kerr-McGee in 1982 to a depth of 1,478-feet. The Company expects to evaluate whether this shaft can be utilized. In addition, the PEA describes a significant historical uranium estimate for the project that is not included in the current NI 43-101-compliant resource estimates described above. Because the Company continues to pursue significant cost-saving initiatives in today’s low uranium price environment, the additional work to convert these historical estimates into current NI 43-101-compliant mineral resources has not been completed. These historical estimates are not equivalent to current mineral resources or mineral reserves as defined in NI 43-101. The historical estimates should not be relied upon, but are considered relevant as strong potential exists to add resources to the project, and if confirmed, such resources could be important in the early stages of the project life and cash flow.

Key assumptions and parameters used in the economic analysis contained in the PEA include the following: mining at an average rate of 1,090 tons per day, utilizing the Company’s White Mesa Mill for processing (which the PEA notes is a viable uranium mill and has all the necessary impoundment structures), a sales price of $65 per pound, a $45 million (16%) capital cost contingency, and no mining of historical resources. These key assumptions and parameters used in the economic analysis are considered reasonable for economic extraction of the resources for Roca Honda. Readers should note that the Mineral Resources disclosed above are not Mineral Reserves, and therefore do not have demonstrated economic viability. In addition, this PEA is preliminary in nature; it includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves; and there is no certainty that the economic analysis will be realized.

Key assumptions and parameters used in determining the Mineral Resources contained in the PEA, include the following: a minimum grade cut-off of 0.19% U3O8, a minimum mining thickness of six feet, $241 per ton of operating cost, 95% recovery at the White Mesa Mill, and no environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate. Data verification for the Mineral Resources estimate was completed by RPA (2010-2011, and 2016) and by Fitch (2004). The data verification performed by RPA in 2010-2011, included a site visit, review of historical plans and sections, review of geological reports, review of historical and more recent drill hole logs, review of survey records, review of core logging and sampling procedures, spot checks of property boundary markers and drill hole collar locations, independent checks of counts per second (cps) of selected drill core samples, made comparisons of the drill hole data base to historical records, and a discussion with Fitch (author of the 2006, 2008, and 2010 Technical Reports). No significant discrepancies were encountered.

The Company is also pleased to announce that it has filed a prospectus supplement to its effective U.S. registration statement on Form S-3 in order to reestablish its ‘at-the-market’ program (“ATM”). Concurrently, the Company has entered into a sales agreement with Cantor Fitzgerald & Co. pursuant to which the Company may, at its discretion from time to time, sell up to $20 million of common shares, with sales only being made on the NYSE MKT at then-prevailing market prices. The ATM is substantially similar to the one the Company utilized to raise $3.39 million of cash from September 29, 2015 to March 15, 2016. The prospectus supplement and the accompanying base prospectus relating to this offering have been filed with the U.S. Securities and Exchange Commission (“SEC”) and is available on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus relating to this offering, when available, may be obtained from Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 East 59th Street, New York, New York, 10022, telephone: (212) 829-7122.

In the event the ATM is utilized, the Company intends to use the net proceeds to provide the Company with additional financial flexibility and enhanced options with respect to any or all of the following: (i) to continue to finance the evaluation of the high-grade uranium and copper mineralization and the previously announced shaft-sinking at the Company’s Canyon mine project in Arizona; (ii) to fund wellfield construction at the Company’s Nichols Ranch ISR Project in Wyoming, as market conditions warrant; (iii) to continue permitting of the Company’s projects, including Roca Honda and Jane Dough; (iv) to repay principal on outstanding indebtedness; and/or (v) for general corporate needs and working capital requirements.

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels holds three of America’s key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U3O8  per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company also produces vanadium as a co-product of its uranium production from certain of its mines on the Colorado Plateau, as market conditions warrant. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; the expected filing of the PEA; Roca Honda being one of the largest and highest-grade uranium projects in the U.S.; the status of permitting at Roca Honda and the expectation that the Roca Honda Project can be ready for development if market conditions improve; any expectations about improvements in market conditions; the expected processing of resources mined at Roca Honda at the White Mesa Mill; the results of the resource estimate and economic analysis in the PEA including its conclusions and assumptions; the successful utilization of the ATM; the use of proceeds for the ATM; and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; the expected filing of the PEA; Roca Honda being one of the largest and highest-grade uranium projects in the U.S.; the status of permitting at Roca Honda and the expectation that the Roca Honda Project can be ready for development if market conditions improve; any expectations about improvements in market conditions; the expected processing of resources mined at Roca Honda at the White Mesa Mill; the results of the resource estimate and economic analysis in the PEA including its conclusions and assumptions; the successful utilization of the ATM; the use of proceeds for the ATM; and other risk factors as described in Energy Fuels’ most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Cautionary note to United States investors concerning estimates of measured, indicated and inferred resources. This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term “resource” does not equate to the term “reserve” under SEC Industry Guide 7. United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled “Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources” in the Company’s Annual Report on Form 10-K dated March 15, 2016 for further details.

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com